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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                                  SCHEDULE TO
                                (Rule 14D-100)

                               ---------------

      TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                           CAREY INTERNATIONAL, INC.
                           (Name of Subject Company)

                           ALUWILL ACQUISITION CORP.
                           CAREY INTERNATIONAL, INC.
                          (Offerors Filing Schedule)

                         CHARTWELL INVESTMENTS II LLC
                            LIMOUSINE HOLDINGS, LLC
                               VIP HOLDINGS, LLC
                             VIP HOLDINGS II, LLC
                             VIP HOLDINGS III, LLC
                              FORD MOTOR COMPANY#
                   (Affiliates of Offerors Filing Schedule)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                   141750109
                     (CUSIP Number of Class of Securities)

                               ---------------

        Vincent A. Wolfington                     Todd R. Berman
Chairman and Chief Executive Officer                 President
      Carey International, Inc.            Chartwell Investments II LLC
  4530 Wisconsin Ave., N.W., Fifth         717 Fifth Avenue, 23rd Floor
                Floor                        New York, New York 10022
       Washington, D.C. 20016                     (212) 521-5500
           (202) 895-1200             (Name, Address and Telephone Number of
 (Name, Address and Telephone Number Person Authorized to Receive Notices and
   of Person Authorized to Receive      Communications on Behalf of Aluwill
Notices and Communications on Behalf Acquisition Corp., Chartwell Investments
    of Carey International, Inc.)        II LLC, Limousine Holdings, LLC,
                                     VIP Holdings, LLC, VIP Holdings II, LLC,
                                               VIP Holdings III, LLC
                                              and Ford Motor Company)

                               ---------------

                                With a copy to:
        John P. Driscoll, Jr.                  Russell W. Parks, Jr.
           James E. Dawson                        Paul A. Belvin
    Nutter, McClennen & Fish, LLP       Akin, Gump, Strauss, Hauer & Feld,
       One International Place                        L.L.P.
          Boston, MA 02110            1333 New Hampshire Avenue, N.W., Suite
           (617) 439-2000                               400
                                               Washington, DC 20036

                                                  (202) 887-4000
                           CALCULATION OF FILING FEE

----------------------------------------
----------------------------------------
     Transaction
     Valuation*    Amount of Filing Fee*
----------------------------------------
     $214,868,310       $42,973.66
----------------------------------------

* Estimated for purposes of calculating amount of filing fee only. This amount assumes the purchase of all outstanding shares of common stock (the "Shares") of Carey International, Inc. (the "Company") at the tender offer price of $18.25 per Share. As of July 24, 2000, there were (1) 9,848,729 Shares issued and outstanding and (2) unexercised options and warrants to acquire 1,924,877 Shares with an exercise price of less than $18.25 per Share. Based on the foregoing, the transaction value is equal to the product of (1) the sum of 9,848,729 Shares outstanding and 1,924,877 Shares subject to options and warrants to purchase Shares with an exercise price of less than $18.25 per Share, and (2) $18.25 per Share. The amount of the filing fee, calculated in accordance with Section 14(g) and Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check the box if any part of the fee is offset as provided by Rule 0-
    11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

  Amount Previous Paid:                               Filing Party:

  Form or Registration No.:                             Date Filed:

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

 [X]third-party tender offer subject to Rule 14d-1.
 [X]issuer tender offer subject to Rule 13e-4.
 [X]going-private transaction subject to Rule 13e-3.
 [_]amendment to Schedule 13D under Rule 13d-2.
-------
# Only Carey International, Inc. is deemed to be a Rule 13e-3 filing person.
  Aluwill Acquisition Corp., Limousine Holdings, LLC, VIP Holdings, LLC, VIP Holdings II, LLC, VIP Holdings III, LLC, Chartwell Investments II LLC and Ford Motor Company are filing persons only for purposes of Rule 14d-1.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

  This Tender Offer Statement on Schedule TO relates to the joint tender offer by Carey International, Inc., a Delaware corporation ("Carey International"), and Aluwill Acquisition Corp., a Delaware corporation ("Acquisition Company"), to purchase all of the outstanding shares of Carey International's common stock, par value $0.01 per share, at a price of $18.25, net to the seller in cash, without interest. This joint tender offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"), which, as each may be amended and supplemented from time to time, together constitute the "Offer". Carey International and Acquisition Company are collectively referred to herein as the "Offerors". VIP Holdings, LLC, VIP Holdings II, LLC and VIP Holdings III, LLC, each a Delaware limited liability company (collectively, "Holdings"), Limousine Holdings, LLC, a Delaware limited liability company ("Parent"), Chartwell Investments II LLC, a Delaware limited liability company ("Chartwell") and Ford Motor Company, a Delaware corporation ("Ford"), are affiliates of Acquisition Company (the "Affiliates").

  This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference in response to all of the Items of this Schedule TO as more particularly described below.

ITEM 1. SUMMARY TERM SHEET.

  The information set forth in the Summary Term Sheet in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

  (a) The name of the subject company/issuer is Carey International, Inc., a Delaware corporation. The Company's executive offices are located at 4530 Wisconsin Avenue, N.W., Fifth Floor, Washington, D.C. 20016. The telephone number of Carey International at such offices is (202) 895-1200.

  (b) The class of securities to which this statement relates is the common stock, par value $.01 per share, of Carey International, of which 9,848,729 shares were issued and outstanding as of July 24, 2000.

  (c) The information set forth in the section of the Offer to Purchase captioned "The Tender Offer -- Section 5 (Price Range of Shares)" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

  (a)-(c) This Tender Offer Statement is filed by the Offerors and the Affiliates. The information set forth in the sections of the Offer to Purchase captioned "The Tender Offer -- Section 7 (Certain Information Concerning Carey International)," "The Tender Offer -- Section 8 (Certain Information Concerning Chartwell, Holdings, Parent and Acquisition Company)" and "The Tender Offer -- Section 9 (Certain Information Concerning Ford)" and on Schedules I, II and III to the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

  (a)-(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

  (a) The information set forth on Schedules I, II and III to the Offer to Purchase is incorporated herein by reference.

  (b) The information set forth in the sections of the Offer to Purchase captioned "Introduction," "Special Factors -- Section 1 (Background of the Transaction; Contacts with Carey International)" and "Special Factors --
 Section 7 (The Merger Agreement and Related Documents)" is incorporated herein by reference.

  (c) The information set forth in the sections of the Offer to Purchase captioned "Special Factors -- Section 7 (The Merger Agreement and Related Documents)" and "Special Factors -- Section 8 (Interests of Certain Persons in the Transaction)" is incorporated herein by reference.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

  (a) The information set forth in the sections of the Offer to Purchase captioned "Introduction" and "Special Factors -- Section 4 (Purpose and Structure of the Transaction)" is incorporated herein by reference.

  (b) The information set forth in the sections of the Offer to Purchase captioned "Introduction", "Special Factors -- Section 7 (The Merger Agreement and Related Documents)" and "The Tender Offer -- Section 1 (Terms of the Offer)" is incorporated herein by reference.

  (c) The information set forth in the sections of the Offer to Purchase captioned "Introduction", "Special Factors -- Section 4 (Purpose and Structure of the Transaction)", "Special Factors -- Section 5 (Plans for Carey International after the Transaction)", "Special Factors -- Section 7 (The Merger Agreement and Related Documents)", "Special Factors -- Section 8 (Interests of Certain Persons in the Transaction)", "Special Factors --
 Section 9 (Financing of the Transaction)", "The Tender Offer -- Section 10 (Source and Amount of Funds)" and "The Tender Offer -- Section 11 (Effect of the Offer on the Market for the Common Stock; Exchange Act Registration)" is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) and (d) The information set forth in the sections of the Offer to Purchase captioned "Introduction", "Special Factors -- Section 9 (Financing of the Transaction)," "The Tender Offer -- Section 10 (Source and Amount of Funds)," and "The Tender Offer -- Section 12 (Conditions to the Offer)" is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) The information set forth in Schedules I, II and III of the Offer to Purchase is incorporated herein by reference.

  (b) The information set forth in the sections of the Offer to Purchase captioned "Tender Offer -- Section 7 (Certain Information Concerning Carey International)", "Tender Offer -- Section 8 (Certain Information Concerning Holdings, Parent, Acquisition Company and Chartwell)," "Tender Offer --
 Section 9 (Certain Information Concerning Ford)" and Schedules I, II and III to the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

  The information set forth in the sections of the Offer to Purchase captioned "Introduction," "Special Factors -- Section 11 (Fees and Expenses)," and "The Tender Offer -- Section 14 (Fees and Expenses)" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

  (a) (1) The audited consolidated financial statements of Carey International as of and for the fiscal years ended November 30, 1999 and November 30, 1998 are incorporated into this Schedule TO by reference to the Consolidated Financial Statements of Carey International included as Item 8 to Carey International's Annual

Report on Form 10-K for the fiscal year ended November 30, 1999 filed with the Securities and Exchange Commission (the "Commission") on February 28, 2000.*

  (a) (2) The unaudited consolidated financial statements of Carey International for the three and six month fiscal periods ended May 31, 2000 are incorporated into this Schedule TO by reference to Part I of the Carey International's Quarterly Report on Form 10-Q for the quarterly fiscal period ended May 31, 2000 filed with the Commission on July 17, 2000.*

  (a) (3)-(4) The information set forth in the section of the Offer to Purchase captioned "The Tender Offer -- Section 7 (Certain Information Concerning Carey International)" is incorporated herein by reference.

  (b) Pro-forma financial statements of Carey International are not material to the Offer. Each of Holdings, Parent and Acquisition Company is a newly-formed entity with no material assets or liabilities. See the information set forth in the section of the Offer to Purchase captioned "The Tender Offer --
 Section 8 (Certain Information Concerning Chartwell, Holdings, Parent and Acquisition Company)".

ITEM 11. ADDITIONAL INFORMATION.

  (a) (1) None.

  (a) (2)-(3) The information set forth in the sections of the Offer to Purchase captioned "Introduction," and "The Tender Offer -- Section 13 (Certain Legal Matters; Regulatory Approvals)" is incorporated herein by reference.

  (a) (4) The information set forth in the section of the Offer to Purchase captioned "The Tender Offer -- Section 11 (Effect of the Offer on the Market for the Common Stock; Exchange Act Registration)" is incorporated herein by reference.

  (a) (5) None.

  (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS

  The exhibits listed in the accompanying Exhibit Index are filed as part of this Schedule TO.

ITEM 13. ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13E-3.

  The information in the Offer to Purchase is incorporated herein by reference in answer to the information required by Schedule 13E-3 that is not included or covered by the other items of this Schedule TO.


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*  Information is available to the public at the website maintained by the
   Commission at http://www.sec.gov.

                                   SIGNATURE

  After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2000
                                          Carey International, Inc.

                                             /s/ Vincent A. Wolfington
                                          By: _________________________________
                                          Name: Vincent A. Wolfington
                                          Title: Chairman and Chief Executive
                                           Officer

                                          Aluwill Acquisition Corp.

                                               /s/ Todd R. Berman
                                          By: _________________________________
                                          Name: Todd R. Berman
                                          Title: President

                                          Limousine Holdings, LLC

                                               /s/ Todd R. Berman
                                          By: _________________________________
                                          Name: Todd R. Berman
                                          Title: Manager

                                          VIP Holdings, LLC

                                               /s/ Todd R. Berman
                                          By: _________________________________
                                          Name: Todd R. Berman
                                          Title: Manager

                                          VIP Holdings II, LLC

                                               /s/ Todd R. Berman
                                          By: _________________________________
                                          Name: Todd R. Berman
                                          Title Manager

                                          VIP Holdings III, LLC

                                               /s/ Todd R. Berman
                                          By: _________________________________
                                          Name: Todd R. Berman
                                          Title: Manager

                                          Chartwell Investments II LLC

                                               /s/ Todd R. Berman
                                          By: _________________________________
                                          Name: Todd R. Berman
                                          Title: President

                                          Ford Motor Company

                                               /s/ Kathryn K. Lamping
                                          By: _________________________________
                                          Name: Kathryn K. Lamping
                                          Title: Assistant Secretary

                                 EXHIBIT INDEX

 (a) (1) (i)   Offer to Purchase.
 (a) (1) (ii)  Letter of Transmittal.
 (a) (2)*      Letter to Stockholders from Vincent A. Wolfington, Chairman and
               Chief Executive Officer of Carey International, dated August 3,
               2000.
 (a) (3)       See exhibit (a)(1)(i).
 (a) (4)       Not applicable.
 (a) (5) (i)   Notice of Guaranteed Delivery.
 (a) (5) (ii)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies
               and Other Nominees.
 (a) (5) (iii) Letter to Clients for use by Brokers, Dealers, Commercial Banks,
               Trust Companies and Other Nominees.
 (a) (5) (iv)  Guidelines for Certification of Taxpayer Identification Number
               on Substitute Form W-9.
 (a) (5) (v)   Press Release dated July 19, 2000. Incorporated by reference to
               Carey International's Schedule TO-C filed on July 19, 2000.
 (a) (5) (vi)  Letter to Employees, Subsidiaries and Licensees dated July 20,
               2000. Incorporated by reference to Carey International's
               Schedule TO-C filed on July 20, 2000.
 (a) (5) (vii) Summary Advertisement dated August 3, 2000.
 (b) (i)       Senior Credit Facility Commitment Letter, dated July 12, 2000, by and among Chartwell, First Union National Bank, Fleet
               National Bank, First Union Securities and Fleet Robertson
               Stephens Inc.
 (b) (ii)      Senior Subordinated Note Commitment Letter, dated July 12, 2000, by and among Chartwell, GarMark Advisors L.L.C. and First Union
               Investors, Inc.
 (b) (iii)     Form of Loan Agreement by and between Acquisition Company and
               Carey International.
 (c) (1)*      Opinion of Benedetto, Gartland & Company, Inc., dated July 15,
               2000.
 (c) (2)       Presentation by Benedetto, Gartland & Company, Inc., made to
               Carey International's Board of Directors on July 15, 2000.
 (c) (3)*      Opinion of Friedman Billings Ramsey & Co., Inc., dated July 15,
               2000.
 (c) (4)       Presentation of Friedman Billings Ramsey & Co., Inc., made to the Special Committee of the Board of Directors on July 15,
               2000.
 (d) (i)       Agreement and Plan of Merger, dated as of July 19, 2000, by and among Carey International, Acquisition Company, Parent and
               Eranja Acquisition Sub, Inc. and certain exhibits thereto.
               Incorporated by reference to Exhibit 2.1 to Carey
               International's Current Report on Form 8-K dated July 19, 2000 and filed on July 26, 2000.
 (d) (ii)      Stock Option Agreement, dated as of July 19, 2000, by and among
               Parent, Acquisition Company and Carey International.
               Incorporated by reference to Exhibit 4.1 to Carey
               International's Current Report on Form 8-K dated July 19, 2000 and filed on July 26, 2000.
 (d) (iii)     Employment Agreement, dated as of May 12, 2000, by and between
               Carey International and Vincent A. Wolfington.
 (d) (iv)      Employment Agreement, dated as of May 12, 2000, by and between
               Carey International and Don R. Dailey.
 (d) (v)       Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and David
               H. Haedicke.
 (d) (vi)      Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and Devin
               J. Murphy.
 (d) (vii)     Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and Sally
               A. Snead.
 (d) (viii)    Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and Guy
               C. Thomas.
 (d) (ix)      Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and
               Eugene S. Willard.

 (d) (x)     Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and John C.
             Wintle.
 (d) (xi)    Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and
             Vincent A. Wolfington.
 (d) (xii)   Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and
             Don R. Dailey.
 (d) (xiii)  Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and
             Richard A. Anderson, Jr.
 (d) (xiv)   Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and
             David H. Haedicke.
 (d) (xv)    Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and
             Gary L. Kessler.
 (d) (xvi)   Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and
             Devin J. Murphy.
 (d) (xvii)  Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and
             Sally A. Snead.
 (d) (xviii) Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and
             Guy C. Thomas.
 (d) (xix)   Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and
             Eugene S. Willard.
 (d) (xx)    Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and
             John C. Wintle.
 (e) (i)     Form of Letter Agreement to be entered into by and between
             Chartwell and Acquisition Company.
 (e) (ii)    Form of Management Consulting Agreement to be entered into by and between Carey International and Chartwell.
 (e) (iii)   Form of Management Consulting Agreement to be entered into by and between Carey International and Ford.
 (f)*        Section 262 of the Delaware General Corporation Law regarding
             Appraisal Rights.
 (g)         Not applicable.
 (h)         Not applicable.

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*  Included in copies of the Offer to Purchase (Exhibit (a)(1)(i)).